Exhibit (a)(20)
While PotashCorp continues to review the report prepared by The Conference Board of Canada, which details the impact that an acquisition of PotashCorp by BHP Billiton would have on Canada and the province of Saskatchewan in particular, we make the following observations:
The Saskatchewan government notes in its press release that BHP Billiton’s proposed takeover of PotashCorp would reduce provincial revenues while having little or no net effect on employment in the industry. We would further note that the revenue loss is both:
i)	understated, as the report chose to assume that BHP would not operate full out in direct contradiction of previous BHP public statements; and
ii)	unique to the BHP bid because of its involvement in the Jansen Lake greenfield project
The Board of Directors of PotashCorp would encourage the Government of Saskatchewan to continue to remain open to reviewing alternative bids on a fact-based approach, rather than the speculative approach taken by The Conference Board of Canada’s report.
PotashCorp has told the Conference Board of Canada that the position it has taken is that all potential interested parties should commit to the following as a starting point, so that prospective Provincial resource revenues were not negatively impacted:
–	support the sale of offshore potash through Canpotex

–	purchase potash on an arms-length basis, for their own needs as a consumer

–	support the continued profit maximization strategies employed by PotashCorp’s existing management, as well as the company’s ongoing capital expenditures for future potash expansions
The Company believes and told the Conference Board that such assurances would be integral to any alternative expressions of interest. The Conference Board chose to ignore PotashCorp’s position in its report.
The Company reminds its shareholders that its Board of Directors unanimously recommends that PotashCorp shareholders reject the BHP Billiton offer and not tender their shares. The offer is wholly inadequate and is not in the best interests of the Company, its shareholders or other stakeholders.
PotashCorp looks forward to Investment Canada’s review, which was extended earlier today, which will assess whether an acquisition of PotashCorp by BHP Billiton would comply with applicable Canadian law and federal government policies, including the requirements of the Investment Canada Act.
Important Information
This statement is neither an offer to purchase nor the solicitation of an offer to sell any securities. On August 23, 2010, PotashCorp filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) with respect to the offer to purchase commenced by BHP Billiton Development 2 (Canada) Limited, a wholly-owned subsidiary of BHP Billiton Plc. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC, which contain important information.
Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 – 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.